UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 30, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933
Lantheus Medical Imaging, Inc.
File No. 333-169785 - CF#26075

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Lantheus Medical Imaging, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-4 filed on October 6, 2010, as amended.

Based on representations by Lantheus Medical Imaging, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.9	through December 31, 2013
Exhibit 10.10	through December 31, 2013
Exhibit 10.11	through August 1, 2013
Exhibit 10.12	through July 31, 2011
Exhibit 10.13	through December 31, 2012
Exhibit 10.14	through December 31, 2012
Exhibit 10.15	through January 13, 2011
Exhibit 10.16	through December 31, 2014
Exhibit 10.17	through December 31, 2014
Exhibit 10.26	through December 31, 2012
Exhibit 10.27	through September 30, 2012
Exhibit 10.29	through January 13, 2011
Exhibit 10.30	through January 13, 2011
Exhibit 10.31	through January 13, 2011

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Jeffrey P. Riedler
Assistant Director